Mail Stop 3561

July 3, 2008

Steven Samblis
President and Chief Executive Officer
IC Places, Inc.
5428 S. Bracken Court
Winter Park, Florida 32972

> **Re:** **IC Places, Inc.**
> **Form 10**
> **Filed June 13, 2008**
> **File No. 0-53278**

Dear Mr. Samblis:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please note that your registration statement will become effective by operation of law 60 days from the date you filed it. You will then become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document. Please confirm your understanding of this matter.

2.   Please be advised that the Commission recently adopted amendments to the reporting obligations of small business issuers. The amendments created a new category of issuer defined as a "smaller reporting company," which generally includes any company with either less than $75 million in public float, or if public float cannot be calculated, less than $50 million in revenue for the last fiscal year. See SEC Release No. 33-8876 (December 19, 2007) available on our website at http://www.sec.gov/rules/final/2007/33-8876.pdf. See also "Changeover to the SEC's New Smaller Reporting Company System by Small Business Issuers and Non-Accelerated Filer Companies - A Small Entity Compliance Guide" available on our website at http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf and "Smaller Reporting Company Compliance and Disclosure Interpretations" available on our website at http://www.sec.gov/info/smallbus/src-cdinterps.htm#P4_38.

3.   Please revise your registration statement to use the current version of Form 10, which is available on our website at http://www.sec.gov/about/forms/form10.pdf.

4.   As required by Item 15(b) of Form 10, please furnish all exhibits required by Item 601of Regulation S-K.

5.   Please provide a signature page with the appropriate signatures as required by Form 10. See page 3 of Form 10 and General Instruction D, available on our website at http://www.sec.gov/about/forms/form10.pdf.

Item 6, Executive Compensation

6.   Please provide the executive compensation disclosure required by Item 402(m)-(r) of Regulation S-K. See Item 6 of Form 10.

Financial Statements

7.   We note that you have 12/31/06 financial statements posted on your website that are different from the 12/31/06 financial statements included in the Form 10. Please explain to us why these are different. Please either remove the 12/31/06 financial statements from your website or update your website or the Form 10, as appropriate.

8.   Please update your financial statements to include the interim financial statements required by Article 8 of Regulation S-X and Item 13 of Form 10.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director